SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

VIASYSTEMS GROUP, INC.

(Name of Issuer)

Common Stock	92553H803
(Title of class of securities)	(CUSIP number)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages

CUSIP No. 92553H803	13G	Page 2

1	NAME OF REPORTING PERSON VG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4 ON THE FOLLOWING PAGES

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b) This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Viasystems Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105.

ITEM 2.	NAME OF PERSON FILING

(a)	Name of Person Filing:

This Schedule 13G is being filed by VG Holdings, LLC (the “Reporting Person”).

(b)	Address of Principal Business Office of the Reporting Person:

c/o HM Capital Partners

200 Crescent Court, Suite 1600

Dallas, TX 75201

(c)	Citizenship of the Reporting Person: Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

92553H803

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.	OWNERSHIP

(a) – (c) VG Holdings, LLC (the “Reporting Person”) currently is the record holder of 0 shares of Common Stock of the Issuer. The Reporting Person was previously the record holder of 15,562,558 shares of Common Stock (the “Reported Shares”) of the Issuer.

The members of the Reporting Person (collectively, the “Members” and, individually, a “Member”) are (i) Hicks, Muse, Tate & Furst Equity Fund III, L.P. (“Equity Fund III”); HM3 Coinvestors, L.P.; HMTF Equity Fund IV (1999), L.P. (“Equity Fund IV”); HMTF Private Equity Fund IV (1999), L.P.; Hicks, Muse, PG-IV (1999), C.V.; HM 4-P (1999) Coinvestors, L.P.; and HM4-EQ (1999) Coinvestors, L.P.; (ii) GSC Recovery II, L.P.; GSC Recovery IIA, L.P.; GSC Partners CDO Fund, Limited; and GSC Partners CDO Fund II, Limited; and (iii) TCW Shared Opportunity Fund III, L.P. On December 31, 2012, in preparation for its dissolution and termination and in accordance with the LLC Agreement (as defined below), HM 4-SBS (1999) Coinvestors, L.P. distributed its membership interest in the Reporting Person to HM 4-P (1999) Coinvestors, L.P., its remaining limited partner, who executed a joinder agreement and became a member of the Reporting Person and bound by the LLC Agreement.

Pursuant to the terms of the Limited Liability Company Agreement of VG Holdings, LLC, dated February 11, 2010 (the “LLC Agreement”), the Reporting Person was dissolved and the Reported Shares were distributed to the Members pro rata on July 1, 2013 pursuant to the distribution provisions of the LLC Agreement. All further filings with respect to transactions in the Reported Shares will be filed, if required, by Members of the group, in their individual capacity.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 4 above is incorporated herein by reference.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Item 4 above is incorporated herein by reference.

ITEM 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2013

VG HOLDINGS, LLC

By:	/s/ Edward Herring
Name: Edward Herring
Title: Manager

By	/s/ Peter Frank
Name: Peter Frank
Title: Manager